October 29, 2010

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                   Joe McCann

Re:                              KEMET Corporation

Registration Statement on Form S-4

File No. 333-170147

Ladies and Gentlemen:

This letter is being furnished in connection with the registration statement of KEMET Corporation (the “Issuer”), KEMET Electronics Corporation, KEMET Services Corporation, KRC Trade Corporation and The Forest Electric Company (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-170147) (the “Registration Statement”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2010, registering the Issuer’s offer to exchange up to $230,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 10 1/2% Senior Notes due 2018 (together with the guarantees thereof, the “Outstanding Notes”) of the Issuer.

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the applicable exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact H. Kurt von Moltke, P.C. or William R. Burke of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely,

KEMET Corporation
KEMET Electronics Corporation

		By:	/s/ Michael W. Boone
		Name:	Michael W. Boone
		Title:	Vice President and Treasurer

KEMET Services Corporation

		By:	/s/ Gerardo Limon
		Name:	Gerardo Limon
		Title:	Vice President, Secretary and Treasurer

KRC Trade Corporation
		By:	/s/ Michael W. Boone
		Name:	Michael W. Boone
		Title:	Vice President, Treasurer and Director

The Forest Electric Company

		By:	/s/ Michael W. Boone
		Name:	Michael W. Boone
		Title:	Secretary and Director
cc:	H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP

William R. Burke
Kirkland & Ellis, LLP